UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Erica H. Radcliffe

First Reserve

262 Harbor Drive, Third Floor, Suite 3100

Stamford, CT 06902

(203) 661-6601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Crestwood Permian Basin Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Charlie AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 15, 2022, as amended by amendment No. 1 to the Schedule 13D filed on September 19, 2022 (as amended the “Schedule 13D”) relating to common units representing limited partner interests (“Crestwood Common Units”) of Crestwood Equity Partners LP (the “Issuer”), a Delaware limited partnership, having its principal executive offices at 811 Main Street, Suite 3400, Houston, TX 77002.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 3, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 16, 2023, by and among Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”), Pachyderm Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“Merger Sub”), the Issuer, and, solely for the purposes set forth therein, LE GP, LLC, a Delaware limited liability company and the sole general partner of Energy Transfer, the Issuer merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity. Merger Sub is the Issuer’s successor-in-interest as a result of the Merger.

As a result of the Merger, each Crestwood Common Unit issued and outstanding immediately prior to the time the Merger became effective was converted into the right to receive 2.07 common units representing limited partner interests in Energy Transfer and as a result, the Reporting Persons no longer beneficially own any Crestwood Common Units.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment constitutes an “exit” filing for each Reporting Person.

Directors affiliated with First Reserve XIII earned director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of one or more of the Reporting Persons and/or certain of their affiliates or certain of the funds they manage. Mr. Reaves, a Managing Director and member of the Board of Directors of First Reserve GP XIII Limited, was granted 914 restricted units on September 15, 2022 which were fully vested at the effective time of the Merger. As a result of the Merger, all 914 Crestwood Common Units were converted into the right to receive 2.07 common units representing limited partner interests in Energy Transfer. Reporting Persons disclaim beneficial ownership over such securities.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person set forth on Schedule I, has effected any transactions in Crestwood Common Units during the past 60 days.

(d) Not applicable.

(e) As of November 3, 2023, as a result of the Merger, the Reporting Persons ceased to beneficially own more than 5% of the Crestwood Common Units.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

FR XIII CRESTWOOD PERMIAN BASIN HOLDINGS LLC

By:	FR XIII Charlie AIV, L.P., its managing member
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FR XIII CHARLIE AIV, L.P.

By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII, L.P.

By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII LIMITED

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP XIII Limited (each a “Covered Person”) are set forth below. Each Covered Person is a United States Citizen and has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve).

Name	Position with First Reserve GP XIII Limited	Business Address

Edward Bialas*	Managing Director	5847 San Felipe Street, Houston, TX 77057

William Brown*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Patrick Carroll	Chief Financial Officer	262 Harbor Drive, Third Floor, Suite 3100 Stamford, Connecticut 06902

John Hill*	Managing Director	262 Harbor Drive, Third Floor, Suite 3100 Stamford, Connecticut 06902

Will Honeybourne*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Alex Krueger*	President & CEO	262 Harbor Drive, Third Floor, Suite 3100 Stamford, Connecticut 06902

Jeffrey Quake*	Managing Director	262 Harbor Drive, Third Floor, Suite 3100 Stamford, Connecticut 06902

Erica Radcliffe*	CCO & General Counsel	5847 San Felipe Street, Houston, TX 77057

Gary Reaves*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Joshua Weiner*	Managing Director	262 Harbor Drive, Third Floor, Suite 3100 Stamford, Connecticut 06902

Neil Wizel*	Managing Director	5847 San Felipe Street, Houston, TX 77057

*    Member of the Board of Directors of First Reserve GP XIII Limited